Kinder Morgan, Inc.

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

October 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Lopez

Re:                             Kinder Morgan, Inc.
Registration Statement on Form S-4, as amended
File No. 333-198411

Ladies and Gentlemen:

The undersigned, Kinder Morgan, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:30 p.m. Eastern time on Wednesday, October 22, 2014, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Gary W. Orloff at 713-221-1306, or in his absence, Mr. Troy L. Harder at 713-221-1456.

Very truly yours,

Kinder Morgan, Inc.

By:	/s/ David R. DeVeau
David R. DeVeau
Vice President and General Counsel